Exhibit 99.2

Index to Unaudited Interim Condensed Consolidated Financial Statements

F-1

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of November 30, 2024	As of May 31, 2024
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	3,714	190
Accounts receivable, net	1,751	1,686
Inventories	293	291
Deposits, prepayments and other receivables	358	311

Total current assets	6,115	2,478

Non-current assets:
Property and equipment, net	784	921
Right-of-use assets	1,031	1,056

Total non-current assets	1,815	1,977

TOTAL ASSETS	7,931	4,455

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	915	965
Amounts due to related parties	-	1,316
Bank borrowings	387	606
Lease liabilities	98	111
Income tax payable	9	9

Total current liabilities	1,409	3,007

Long-term liabilities:
Bank borrowings	33	-
Lease liabilities	1,028	1,064

Total long-term liabilities	1,061	1,064

TOTAL LIABILITIES	2,470	4,071

Shareholders’ equity
Ordinary share, par value $0.0005, 1,000,000,000 Ordinary Shares authorized, 19,787,500 Ordinary Shares issued and outstanding and 18,037,500 Ordinary Shares issued and outstanding	10	9
Additional paid-in capital	8,199	1,503
Capital reserves	2	2
Accumulated losses	(2,479)	(907)
Accumulated other comprehensive loss	(271)	(223)

Total shareholders’ equity	5,461	384

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,931	4,455

See accompanying notes to consolidated financial statements.

F-2

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Six Months Ended November 30,
	2024	2023
	$’000	$’000

Revenue, net	4,435	4,812

Cost of revenue	(1,414)	(1,138)

Gross profit	3,021	3,674

Operating cost and expenses:
Selling and distribution	(79)	(71)
General and administrative	(4,574)	(3,197)

Total operating cost and expenses	(4,653)	(3,268)

(Loss) Profit from operations	(1,632)	406

Other income (expense):
Gain from disposal of plant and equipment	-	7
Interest income	2	*
Interest expense	(18)	(21)
Government grant	2	16
Foreign exchange loss, net	(1)	-
Other income	76	60

Total other income, net	61	62

(Loss) Income before income taxes	(1,571)	468

Income tax expense	(1)	(105)

NET (LOSS) INCOME	(1,572)	363

Net (loss) income per share
Basic and Diluted	(0.08)	0.02

Weighted average number of Ordinary Shares outstanding
Basic and Diluted (’000)	19,788	18,038

NET (LOSS) INCOME	(1,572)	363

Other comprehensive (loss) income:
Foreign currency translation adjustment	(48)	75

COMPREHENSIVE (LOSS) INCOME	(1,620)	438

*	Denotes the amount less than $1,000

See accompanying notes to consolidated financial statements.

F-3

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

UNAIDTED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares		Additional	Accumulated other			Total
	No. of		paid-in	comprehensive	Capital	Accumulated	shareholders’
	shares	Amount	capital	loss	reserves	losses	equity
	’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of 1 June, 2024	18,038	9	1,503	(223)	2	(907)	384

Issuance of new shares	1,750	1	6,696	-	-	-	6,697
Foreign currency translation adjustment	-	-	-	(48)	-	-	(48)
Net loss for the period	-	-	-	-	-	(1,572)	(1,572)

Balance as of November 30, 2024	19,788	10	8,199	(271)	2	(2,479)	5,461

	Ordinary Shares		Additional	Accumulated other			Total
	No. of		paid-in	comprehensive	Capital	Retained	shareholders’
	shares	Amount	capital	loss	reserves	earnings	equity
	’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of 1 June, 2023	18,038	9	1,503	(80)	2	70	1,504

Foreign currency translation adjustment	-	-	-	75	-	-	75
Net income for the period	-	-	-	-	-	363	363

Balance as of November 30, 2023	18,038	9	1,503	(5)	2	433	1,942

See accompanying notes to consolidated financial statements.

F-4

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Six Months Ended November 30,
	2024	2023
	$’000	$’000

Cash flows from operating activities:
Net (loss) income before taxes	(1,571)	468
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	144	203
Depreciation of right-of-use assets	32	31
Gain from disposal of property and equipment	-	(7)

Change in operating assets and liabilities:
Accounts receivable	(100)	41
Inventories	-	(96)
Accounts payable and accrued liabilities	(56)	(109)
Income tax payable	(1)	(99)

Net cash (used in) provided by operating activities	(1,552)	432

Cash flows from investing activities:
Purchase of property and equipment	-	(15)
Proceeds from disposal of property and equipment	-	8

Net cash used in investing activities	-	(7)

Cash flows from financing activities:
Repayment of bank borrowings	(191)	(190)
Repayment of lease liabilities	(55)	(40)
Issuance of new shares	6,698	-
Repayment of amounts due to related parties (dividend payables)	(1,324)	(558)

Net cash provided by (used in) financing activities	5,128	(788)

Effect on exchange rate change on cash and cash equivalents	3,576	29

Net change in cash and cash equivalent	(52)	(334)

BEGINNING OF PERIOD	190	457

END OF PERIOD	3,714	123

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	1	98
Cash paid for interest	18	21

See accompanying notes to consolidated financial statements.

F-5

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

JBDI Holdings Limited (“JBDI Holdings”) is incorporated in the Cayman Islands on October 11, 2022 under the Companies Act as an exempted company with limited liability. The authorized share capital is $500,000 divided into 500,000,000 Ordinary Shares, par value $0.001 each. On February 7, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to effect a 1:2 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares, of a par value of $0.0005 each.

JBDI Holdings, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the Reconditioned and Recycled of Containers in Singapore. The Company has over 20 years of experience in the Reconditioned and Recycled of Containers in the Recycling industry.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

JBDI	British Virgin Islands company Incorporated on October 10, 2022 Issued and outstanding 10,000 ordinary shares for $10,000 Investment holding Provision of investment holding	100% owned by JBDI Holdings

Jurong Barrels	Singaporean company Incorporated on September 17, 1983 Issued and outstanding 2,000,000 ordinary shares for S$2,000,000	100% owned by JBDI

JBDI Systems	Singaporean company Incorporated on May 4, 2017 Issued and outstanding 100 ordinary shares for S$100	100% owned by Jurong Barrels

Reorganization

Since 2022, the Company completed several transactions for the purposes of a group reorganization, as below:-

On October 10, 2022, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC (initial shareholders) and Arc Development entered into the Acquisition Agreement, pursuant to which Arc Development acquired 490 Ordinary Shares of JBDI (representing approximately 4.9% shareholding interest in JBDI) from E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC for consideration of $800,000. As a term of the acquisition, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC undertakes to transfer the entire issued share capital of Jurong Barrels to the JBDI. Following such transfer, E U Holdings owns 5,706 Ordinary Shares, Mr. Lim CP owns 475 Ordinary Shares, Ms. Siow KL owns 1,427 Ordinary Shares, Mr. Lim KS owns 475 Ordinary Shares, Mr. Lim TC 1,427 Ordinary Shares and Arc Development owns 490 Ordinary Shares, respectively.

On October 10, 2022, E U Holdings entered into a transfer agreement with Goldstein for the transfer of 4.90% of the issued share capital of JBDI.

F-6

On January 12, 2023, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC and JBDI entered into a sale and purchase agreement pursuant to which E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC transferred its entire shareholding interest in Jurong Barrels to JBDI. The consideration is settled by JBDI allotting and issuing 1 Ordinary Share to each of E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC credited as fully paid.

On May 30, 2023, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC, Goldstein, Arc Development and JBDI Holdings entered into a reorganization agreement, pursuant to which E U Holdings, Mr. Lim CP, Ms Siow KL, Mr. Lim KS, Mr. Lim TC, Goldstein and Arc Development, transferred their respective 5,216 Ordinary Shares, 475 Ordinary Shares, 1,427 Ordinary Shares, 475 Ordinary Shares, 1,427 Ordinary Shares, 490 Ordinary Shares and 490 Ordinary Shares respectively into JBDI Holdings. The consideration is settled by JBDI Holdings issuing 4,704,179 Ordinary Shares, 429,292 Ordinary Shares, 1,286,074 Ordinary Shares, 429,292 Ordinary Shares, 1,286,074 Ordinary Shares, 441,919 Ordinary Shares and 441,919 Ordinary Shares to E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC, Goldstein and Arc Development respectively, credited as fully paid.

Prior to a group reorganization, JBDI was the holding company of a group of companies comprised of Jurong Barrels and JBD Systems. JBDI held as to 52.16% by E U Holdings, 4.76% by Mr. Lim CP, 14.26% by Ms. Siow KL, 4.76% by Mr. Lim KS, 14.26% by Mr. Lim TC, 4.90% by Goldstein and 4.90% by Arc Development, the latter two of which are an independent third parties. Upon completion of the reorganization, E U Holdings owns 4,704,180 Ordinary Shares, Mr. Lim CP owns 429,292 Ordinary Shares, Ms. Siow KL owns 1,286,074 Ordinary Shares, Mr. Lim KS owns 429,292 Ordinary Shares, Mr. Lim TC owns 1,286,074 Ordinary Shares, Goldstein owns 441,919 Ordinary Shares and Arc Development owns 441,919 Ordinary Shares of the Company respectively, and JBDI, Jurong Barrels and JBD Systems become directly/indirectly owned subsidiaries.

During the six months presented in these consolidated financial statements, the control of the entities has never changed (always under the control of JBDI Holdings). Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior years as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all years to which such entities were under common control. The consolidation of JBDI Holdings and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first year presented in the accompanying consolidated financial statements.

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the six months presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance.

The Inputs Into the management’s judgments and estimates consider the economic Implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

F-7

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars (“S$”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the financial period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation of amounts from S$ into US$ has been made at the following exchange rates for the six months ended November 30, 2024 and 2023:

	November 30, 2024	November 30, 2023

Period-end US$:S$ exchange rate	1.3427	1.3181

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

●	Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable from insurance companies in the provision of brokerage agency services are within 30 days upon the execution of the insurance policies. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

F-8

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

●	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Factory and office equipment	5 years
Factory improvement	5 years
Leasehold factory premises	30 years
Furniture and fittings	10 years
Machinery and equipment	10 years
Motor vehicles and forklifts	5 years
Renovation	5 years
Leasehold land	20 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

●	Revenue Recognition

The Company receives certain portion of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606-10 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1:	Identify the contract(s) with a customer.
Step 2:	Identify the performance obligations in the contract.
Step 3:	Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

F-9

Step 4:	Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Majority of the Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

●	Invoiced.
●	Shipped from the Company’s facilities or warehouse (“Ex-works”, which is the Company’s standard shipping term).

For these sales, the Company determines that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped.

The Company records its revenues on product sales, net of good & service taxes (“GST”) upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

●	Shipping and Handling Costs

Shipping and handling costs are approximately $0.1 million and approximately $0.2 million which associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the six months ended November, 2024 and 2023.

●	Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was approximately $0.003 million and approximately $0.003 million for the six months ended November, 2024 and 2023, respectively.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the six months ended November, 2024 and 2023, the Company received government subsidies of approximately $0.02 million and approximately $0.02 million, respectively, which are recognized as government grant in the consolidated statements of operations.

F-10

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the six months in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended November, 2024 and 2023, the Company did not have any interest and penalties associated with tax positions. As of November 30, 2024 and May 31, 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize Interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

F-11

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the six months ended November, 2024 and 2023, approximately $0.07 million and approximately $0.07 million, respectively, contributions were made accordingly.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the six months ended November, 2024 and 2023, the Company has one reporting business segment.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosure of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

F-12

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of November 30, 2024, bank and cash balances of approximately $3.7 million was maintained at financial institutions in Singapore, of which approximately $3.6 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Exchange Rate Risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in S$ and a significant portion of the assets and liabilities are denominated in S$. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and S$. If S$ depreciates against US$, the value of S$ revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;
●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

F-13

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

●	Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not have any material impact on the Company’s consolidated financial statements and disclosure.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE － 3 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Six Months Ended November 30,
	2024	2023
	$’000	$’000
Sales at a single point in time
Sales of containers and recycled materials	3,887	4,483
Services	258	320

	4,145	4,803
Sales over time
Rental	290	9

	4,435	4,812

F-14

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Six Months Ended November 30,
	2024	2023
	$’000	$’000

Singapore	3,816	3,960
Indonesia	424	491
Malaysia and other countries	195	361

	4,435	4,812

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of November 30, 2024	As of May 31, 2024
	$’000	$’000

Accounts receivable – third parties	2,033	2,003
Less: allowance for doubtful accounts	(282)	(317)

Accounts receivable, net	1,751	1,686

For six months ended November 30, 2024 and the financial year ended May 31, 2024, the Company has made the allowance for doubtful accounts and charged to the consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

At November 30, 2024 and May 31, 2024, there are outstanding accounts are 90 days past due.

NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of November 30, 2024	As of May 31, 2024
	$’000	$’000

Finished goods	293	291

	293	291

F-15

NOTE－6 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of November 30, 2024	As of May 31, 2024
	$’000	$’000
At cost:
Factory and office equipment	37	37
Factory improvement	715	711
Leasehold factory premises	559	555
Furniture & fittings	24	24
Machinery and equipment	3,422	3,401
Motor vehicles and forklifts	1,118	1,102
Renovation	100	99
Right-of-use-assets	1,367	1,358

	7,342	7,287
Less: accumulated depreciation	(4,509)	(4,299)
Less: provision for impairment	(1,018)	(1,011)

Property and equipment, net	1,815	1,977

Depreciation expense for the six months ended November 30, 2024 and 2023 were at approximately $0.2 million and approximately $0.3 million, respectively.

Provision for impairment of property and equipment as of November 30, 2024 and May 31, 2024 were at approximately $1.0 million.

Right-of-use assets under operating leasing arrangements classified under leasehold buildings as of November 30, 2024 and May 31, 2024 amounted to approximately $1.0 million and approximately $1.1 million, respectively. Details of such leased assets are disclosed in Note 9.

NOTE－7 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of November 30, 2024	As of May 31, 2024
	$’000	$’000
Due to related parties*
- E U Holdings Pte. Ltd.(1)	-	663
- Soon Aik Global Pte Ltd(2)	-	8
- Amount due to shareholders(3)	-	395
- Amount due to director loans(4)	-	245
- Amount due to KDS Steel Pte Ltd(5)	-	5

	-	1,316

(1)	E U Holdings Pte. Ltd. is company incorporated in Singapore and owned 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.
(2)	Soon Aik Global Pte Ltd is company incorporated in Singapore and owned 25% by Mr. Neo Chin Heng.
(3)	The shareholders consist of Ms. Siow KL, Mr. Lim TC, Mr. Lim KS and Arc Development.
(4)	The director loans are due to Mr. Lim CP.
(5)	KDS Steel Pte. Ltd. is company incorporated in Singapore and owned 100% by E U Holdings Pte Ltd.

*	The amounts are unsecured, interest-free and non-repayable on demand.

F-16

NOTE－8 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of repayments	Annual interest rate	As of November 30, 2024	As of May 31, 2024
			$’000	$’000

Term loans	Within 5 years	2.0%	420	606

			420	606
Representing :-
Within 12 months			387	606
More than 12 months			33	-

			420	606

As of November 30, 2024 and May 31, 2024, bank borrowing was obtained from a financial institution in Singapore, which bear annual interest at a fixed rate at 2.0% and are repayable in 5 years. The bank borrowing is subject to certain financial covenant clauses and did not comply with certain financial covenant clauses.

The Company’s bank borrowing is guaranteed under the personal from Mr. Lim CP and under the corporate from E U Holdings Pte Ltd.

NOTE－9 RIGHT-OF-USE ASSETS

The Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company adopts 2.0% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 3 years.

F-17

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of November 30, 2024	As of May 31, 2024
	$’000	$’000

Assets
Operating lease, right-of-use asset, net	1,030	1,056

Total right-of-use asset	1,030	1,056

Liabilities
Current:
Operating lease liabilities	98	111

	98	111

Non-current:
Operating lease liabilities	1,028	1,064

	1,028	1,064

Total lease liabilities	1,126	1,175

As of November 30, 2024, right-of-use assets were approximately $1.0 million and lease liabilities were approximately $1.1 million.

As of May 31, 2024, right-of-use assets were approximately $1.1 million and lease liabilities were approximately $1.2 million.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the six months.

	Six Months Ended November 30,
	2024	2023
	$’000	$’000

Operating lease cost:
Short-term lease expense (other than ASC 842)	601	399

Total lease expense	601	399

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

F-18

Future Contractual Lease Payments as of November 30, 2024

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next two financial years ending November 30:

Financial Years Ending November 30,	Operating and finance lease amount
$’000

2025	100
2026	1,028
Less: interest	(2)

Present value of lease liabilities	1,126

Representing:
Current liabilities	98
Non-current liabilities	1,028

1,126

NOTE－10 SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on October 11, 2022 with authorized share of $500,000 divided into 500,000,000 Ordinary Shares of par value $0.001 each. On February 7, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to effect a 1:2 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares, of a par value of $0.0005 each.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

F-19

NOTE－11 INCOME TAXES

The provision for income taxes consisted of the following:

	Six Months Ended November 30,
	2024	2023
	$’000	$’000

Income tax current period	1	105

Income tax expense	1	105

The effective tax rate in the six months presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

BVI

JBDI is considered to be an exempted British Virgin Islands Company and are presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

Jurong Barrels and JBD Systems are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the six months ended November 30, 2024 and 2023 are as follows:

	Six Months Ended November 30,
	2024	2023
	$’000	$’000

(Loss) Income before income taxes	(238)	467
Statutory income tax rate	17%	17%
Income tax expense at statutory rate	(40)	80
Tax effect of non-deductible items	40	35
Under provision	1	-
Tax holiday	-	(13)
Others	-	3

Income tax expense	1	105

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of November 30, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended November 30, 2024 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from November 30, 2024.

F-20

NOTE－12 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the six months ended November 30, 2024 and 2023, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the six months as presented (for the portion of such period that they were considered related):

	Six Months Ended November 30,
Nature of transactions	2024	2023
	$’000	$’000

KDS Steel Pte Ltd(1)
- Logistics services	601	399
- Utilities	38	37

E U Holdings Pte. Ltd.(2)
- Management fees	90	133

These related parties are controlled by the common shareholders of the Company.

(1)	E U Holdings Pte. Ltd. is the shareholders of Jurong Barrels and KDS.
(2)	E U Holdings Pte. Ltd. is owned 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the six months presented.

NOTE－13 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended November 30, 2024, there was one single customer who accounted approximately for 15.6% of the Company’s revenues.

For the six months ended November 30, 2023, there was one single customer who accounted approximately for 14.7% of the Company’s revenues.

(a)	Major vendors

For the six months ended November, 2024, the vendor who accounted approximately for 6.5 % or more of the Company’s purchases and the six months ended November 30, 2023, the vendor who accounted approximately for 6.6% or more of the company’s purchases. Its outstanding payable balances as at financial year end date, is presented as follows:

	2024		2023
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000%		$’000

Vendor A	-	-	6.6	45
Vendor B	6.5	-	-	-

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of November 30, 2024, bank and cash balances of approximately $3.7 million was maintained at financial institutions in Singapore, of which approximately $3.6 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value.

F-21

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting year.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
●	Internal credit rating
●	External credit rating and when necessary

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of November 30, 2024, there was approximately $0.2 million outstanding from a single customer whose account receivable balances of total consolidated amounts.

As of May 31, 2024, there was approximately $0.3 million outstanding from a single customer whose account receivable balances of total consolidated amounts.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of November 30, 2024 and May 31, 2024, the borrowings were at fixed interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy may influence the Company’s business, financial condition, and results of operations.

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady. Therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

F-22

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE－14 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of November 30, 2024 and May 31, 2024, the Company has no material commitments or contingencies.

NOTE－15 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed unaudited consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after November 30, 2024, up through the date the Company issued the condensed unaudited consolidated financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.

On December 12, 2024, the Company had received a letter from the Listing Qualifications staff of the Nasdaq Stock Market (“Nasdaq”) notifying us that based on the closing bid price of the Company for the period from October 30, 2024 to December 11, 2024, the Company is no longer meet the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. The Company has a 180-calendar day compliance period, or until June 10, 2025, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and are able to provide written notice of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that we are not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that our securities will be subject to delisting.

F-23